AGREEMENT AND PLAN OF MERGER FOR SUBSIDIARY MERGER

        This AGREEMENT AND PLAN OF MERGER FOR SUBSIDIARY MERGER (this “Agreement”) dated as of December 29, 2004, by and between City National Bank of West Virginia (“City National”), a national banking association and wholly-owned subsidiary of City Holding Company, a West Virginia corporation (“CHC”), and Classic Bank (“Classic”), a Kentucky commercial bank and wholly-owned subsidiary of Classic Bancshares, Inc., a Delaware corporation (“CBI”),

WITNESSETH:

        WHEREAS, CHC, CBI, City National and Classic have entered into an Agreement and Plan of Reorganization dated as of December 29, 2004 (the “Reorganization Agreement”) providing for the acquisition by CHC of all of the outstanding shares of common stock, $.01 par value per share, of CBI in a merger pursuant to the provisions of the West Virginia Business Corporation Act (“WVBCA”) and the Delaware General Corporation Law (the “DGCL”), and providing for the merger of Classic with and into City National (the “Merger”), in accordance with the provisions of applicable state and federal law; and

        WHEREAS, the Boards of Directors of City National and Classic have each adopted a resolution approving this Agreement and Plan of Merger for Subsidiary Merger and the Boards of Directors of City National and Classic have directed that this Agreement and Plan of Merger for Subsidiary Merger and the Merger contemplated thereby be submitted to the sole shareholders of City National and Classic for adoption and approval;

        NOW, THEREFORE, the parties hereto, in consideration of amounts to be paid pursuant hereto and subject to the terms and conditions of the Reorganization Agreement, agree as follows:

ARTICLE I.

Constituent Corporations

        City National and Classic shall be the constituent corporations with respect to the Merger.

ARTICLE II.

Merger

        Effective as of the time of the effectiveness of the Merger specified by the Office of the Comptroller of Currency and any Articles of Merger filed with the Kentucky Department of Financial Institutions and/or the Kentucky Secretary of State (the “Effective Time of the Merger”), Classic shall be merged with and into City National, and City National shall be the surviving institution (the “Surviving Institution”).

ARTICLE III.

Charter, By-Laws, Etc.

          1.     Charter.(a) At the Effective Time of the Merger, the articles of association of City National in effect immediately prior to the Effective Time shall continue to be the charter of the Surviving Institution.

          2.     By-Laws.(b) At the Effective Time of the Merger, the by-laws of City National in effect immediately prior to the Effective Time of the Merger shall continue to be the by-laws of the Surviving Institution.

          3.     Directors and Officers.(c) At the Effective Time of the Merger, the directors of City National then holding office shall continue to be the directors of the Surviving Institution, and the officers of City National then holding office shall continue to be the officers of the Surviving Institution, in each case subject to the Surviving Institution’s articles of association and by-laws and applicable law as to the term and removal of directors and officers and subject to City National’s right to change the titles of the officers of City National after the Effective Time of the Merger, subject to any restrictions in any applicable employment agreements.

          4.     Home Office.(d) The home office and branch offices of City National immediately prior to the Merger shall continue to be the home office and branch offices of the Surviving Institution at the Effective Time of the Merger. The home office and branch offices of Classic immediately prior to the Merger shall become branch offices of the Surviving Institution at the Effective Time of the Merger.

ARTICLE IV.

Manner of Converting and Exchanging Stock

          1.        Subject to the provisions of this Article IV, the manner of converting and exchanging the shares of the constituent corporations’ stock at the Effective Time of the Merger shall be as follows:

(a)	Each of the 123,701 shares of common stock, $5.00 par value per share of City National (“City National Common Stock”), outstanding immediately prior to the Effective Time of the Merger shall remain outstanding immediately after the Effective Time of the Merger.

(b)	Each of the 1,000 shares of the common stock, $5,000 par value per share, of Classic (the “Classic Common Stock”) outstanding immediately prior to the Effective Time of the Merger shall, at the Effective Time of the Merger, be cancelled without consideration therefor.

         2.          Afterthe Effective Time of the Merger, there shall be no transfers on the stock transfer books of Classic or the Surviving Institution of any shares of Classic Common Stock.

ARTICLE V.

Effect of Merger

        From and after the Effective Time of the Merger, the Surviving Institution shall have all of the rights, privileges, powers, immunities and franchises (public and private) of each of the constituent corporations, and all property (real, personal, and mixed), all debts due on whatever account, and all other choses in action, of each of the constituent corporations. All interests of or belonging to or due to either of the constituent corporations shall thereupon be deemed to be transferred to and vested in the Surviving Institution without act or deed and no title to any real estate or any interest therein vested in either of the constituent corporations shall revert or be in any way impaired because of the Merger.

ARTICLE VI.

Surviving Institution

        From and after the Effective Time of the Merger, the Surviving Institution shall be responsible for all obligations of each of the constituent corporations and each claim existing and each action or proceeding pending by or against either of the constituent corporations may be prosecuted as if the Merger had not taken place, and the Surviving Institution may be substituted in the place of such constituent corporation. No right of any creditor of either constituent corporation and no lien upon the property of either constituent corporation shall be impaired by the Merger.

ARTICLE VII.

Further Documents

        If at any time the Surviving Institution shall consider or be advised that any further assignments, conveyances or assurances in law are necessary or desirable to vest, perfect or confirm of record in the Surviving Institution the title to any property or rights of the constituent corporations, or otherwise to carry out the provisions hereof, the persons who were the proper officers and directors of the constituent corporations immediately prior to the Effective Time of the Merger (or their successors in office) shall execute and deliver any and all proper deeds, assignments and assurances in law, and do all things necessary or proper, to vest, perfect or confirm title to such property or rights in the Surviving Institution and otherwise to carry out the provisions hereof.

ARTICLE VIII.

Effect of Termination

        In the event that this Agreement is terminated pursuant to Article IX of the Reorganization Agreement, the Merger provided for herein shall be abandoned automatically and without any further act or deed by the parties hereto.

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement and Plan of Merger for Subsidiary Merger to be executed and attested to on their behalf by their officers thereunto duly authorized as of the day and year first written above.

CITY NATIONAL BANK OF WEST VIRGINIA By: /s/ Gerald R. Francis —————————————— Gerald R. Francis, President CLASSIC BANK By: /s/ David B. Barbour —————————————— David B. Barbour, Chief Executive Officer